SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS

May 29, 2007

Re:	Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the further request for information by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F (the “Form 20-F”) of the Company for the fiscal year ended December 31, 2005, filed with the Commission on April 21, 2006 (File No. 001-13758).  We previously responded on November 3, 2006 to the Staff’s comments dated September 21, 2006, on March 9, 2007 to the Staff’s comments dated February 8, 2007, and on April 24, 2007 to the Staff’s comments dated March 26, 2007.

We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company’s management.

You asked for additional background regarding Portugal Telecom’s accounting treatment of its investment of UOL, particularly under FIN 46(R).  We set forth such additional information below based on information received from the Company.

As of December 31, 2004, Portugal Telecom had a minority interest in UOL and accounted for such minority interest using the equity method under IFRS. Before this date, UOL had incurred losses which exceeded its net equity.  Therefore, in order to finance its activities, UOL had entered into a convertible debt agreement with Portugal Telecom, among other operating liabilities. The debt of UOL with Portugal Telecom corresponded to

LOS ANGELES	PALO ALTO	WASHINGTON, D.C.	BEIJING	HONG KONG	LONDON	TOKYO

US$100,000,000 in bonds issued by UOL and purchased by Portugal Telecom in previous years.

Although UOL was deemed to be a business under the definition of FIN 46(R), it was considered within the scope of FIN 46(R), based on the exception provided in paragraph 4.h.(3) of such interpretation. Additionally, UOL met the criteria of a Variable Interest Entity in accordance with FIN 46(R), paragraph 5.a. Since Portugal Telecom’s variable interest in UOL absorbed a majority of the entity’s expected losses and it received a majority of the entity’s expected residual returns, Portugal Telecom consolidated UOL in 2004 based on the guidance provided in FIN 46(R).

In February 2005, in anticipation of UOL’s listing on the local Brazilian stock exchange, Portugal Telecom agreed with the other shareholders to convert the bonds into shares of UOL. Portugal Telecom converted the subordinated loans into 3,775,882 shares of UOL, which represented 3.7% of UOL’s share capital.  After the conversion, the shares that were issued to Portugal Telecom, along with those shares previously held by the Company, did not represent a majority of the voting control of UOL.  Portugal Telecom’s ownership share of UOL after the conversion was only 31.5%.  In addition, on December 15, 2005, Portugal Telecom sold a stake in UOL during UOL’s initial public offering.  After this sale, Portugal Telecom’s investment in UOL’s share capital decreased to 29%.

Based on FIN 46(R), paragraph 7, Portugal Telecom concluded that the conversion of the loans into shares was a reconsideration event, which changed the characteristics of Portugal Telecom’s equity investment. Accordingly, Portugal Telecom ceased the consolidation of UOL as of January 1, 2005 due to the conversion of the loans into shares of UOL shortly thereafter in early February 2005.

Accordingly, we respectfully request that the SEC Staff allow us to provide audited financial statements of UOL for the full year 2005 in our 2006 Form 20-F.

*     *     *

Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro
Zeinal Bava
Luis Pacheco de Melo
Francisco Nunes